CONFORMED

                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer
                        Pursuant To Rule 13a-16 Or 15d-16
                                     Of The
                         Securities Exchange Act of 1934


For the month of June 2006                        Commission File Number 1-11854


                                 NATUZZI S.p.A.
                 (Translation of Registrant's name into English)



                               Via Iazzitiello 47
                             70029 Santeramo, Italy
                          (Address of principal office)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  x   Form 40-F
                      ----           ---



     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes     No  X
                ---    ---


     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

      Natuzzi Announces the Appointment of the New Chief Executive Officer

    SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--June 6, 2006--The Board of Directors of Natuzzi S.p.A. (NYSE:NTZ) ("Natuzzi" or "the Company"), today announced the appointment of Mr. Ernesto Greco as new Chief Executive Officer of the Natuzzi Group.
    Mr. Ernesto Greco, who was born in Rome 55 years ago, holds a degree in Mechanical Engineering and a Master in Business Administration from CUOA, Italy. He developed his career in various areas within multinational Companies, such as Montedison, Hewlett-Packard, Wang Laboratories. Before his appointment in Natuzzi, he was CFO of Bulgari, world leader in the luxury goods business.
    Pasquale Natuzzi, Chairman of the Board of Directors and former CEO of the Company, stated: "I am pleased with the appointment of Ernesto Greco, who thus joins our Group after gaining long years of significant and international experience. I am sure he will be able to interpret at his best all the challenges our Company is dealing with to strengthen its presence in Italy and abroad, through the implementation of effective brand, product development and retail expansion strategies".
    Commented Mr. Greco: "I am enthusiastic about joining the Natuzzi Group, global leader in the leather upholstery market that has been experiencing great changes. Therefore, we will have to work hard, with the aim of innovating, creating value for our customers and shareholders, and strengthening all the distinguishing and unique features that have made Natuzzi a symbol of the Italian style worldwide".

    __________________________________________________________________

    ABOUT NATUZZI S.P.A.

    Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs and manufactures a broad collection of leather-upholstered residential furniture.
    Italy's largest furniture manufacturer, Natuzzi is the global leader in the leather segment, exporting its innovative, high-quality sofas and armchairs to 123 markets on 5 continents.
    Since 1990, Natuzzi has sold its furnishings in Italy through the popular Divani & Divani by Natuzzi chain of 127 stores, which it licenses to qualified furniture dealers. Outside Italy, the Company sells to various furniture retailers, as well as through 150 licensed Divani & Divani by Natuzzi and Natuzzi Stores.
    Natuzzi S.p.A. was listed on the New York Stock Exchange on May 13, 1993. The Company is ISO 9001 and 14001 certified.

    www.natuzzi.com

    __________________________________________________________________


    CONTACT: Natuzzi  S.p.A.
             Investor Relations Dept.
             Tel.: +39-080-8820-812
             investor_relations@natuzzi.com
             or
             Corporate Press Office
             Tel.: +39-080-8820-124
             relazioni.esterne@natuzzi.com
             or
             Natuzzi  S.p.A.
             Via Iazzitiello 47,
             70029 Santeramo (BA) - Italy
             Tel.:+39 080 8820.111
             Fax: +39 080 8820.241

                                                                       CONFORMED

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 NATUZZI S.p.A.
                                  (Registrant)


Date:  June 6th, 2006           By: /s/ GIUSEPPE DESANTIS
                                    ----------------------------------
                                    Giuseppe Desantis